Exhibit 99.2

ORCKIT COMMUNICATIONS LTD.

(An Israeli Corporation)

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2010

The amounts are stated in U.S. dollars ($) in thousands.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	June 30,
	2009	2010
	Audited	Unaudited
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$8,109	$3,928
Marketable securities	18,170	22,425
Other securities	1,148	-
Bank deposit	4,000	-
Trade receivables	458	1,377
Other current assets	1,145	3,402
Inventories	2,702	3,371
T o t a l current assets	35,732	34,503
LONG-TERM INVESTMENTS:
Marketable securities	15,916	14,427
Other	3,294	3,221
	19,210	17,648
PROPERTY AND EQUIPMENT - net	1,103	1,222
DEFERRED ISSUANCE COSTS, net of accumulated amortization	312	243
T o t a l assets	$56,357	$53,616
Liabilities and equity
CURRENT LIABILITIES:
Trade payables	$4,454	$3,440
Accrued expenses and other payables	6,976	7,891
Deferred income	1,371	1,316
T o t a l current liabilities	12,801	12,647
LONG-TERM LIABILITIES:
Accrued severance pay and other	4,096	4,143
Convertible subordinated notes	21,996	21,974
T o t a l long-term liabilities	26,092	26,117
COMMITMENTS AND CONTINGENT LIABILITY
T o t a l liabilities	38,893	38,764
EQUITY:
Share capital - ordinary shares of no par value
(authorized: December 31, 2009-50,000,000 shares; June 30, 2010-75,000,000 shares; issued: December 31, 2009 – 19,212,601shares;
June 30, 2010 - 22,164,036 shares; outstanding: December 31, 2009 -
16,567,762 shares; June 30, 2010 – 19,519,197 shares) and additional
paid in capital	343,418	352,604
Warrants	-	1,558
Accumulated deficit	(319,714)	(333,564)
Accumulated other comprehensive loss	(596)	(102)
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)
T o t a l equity	17,464	14,852
T o t a l liabilities and equity	$56,357	$53,616

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

REVENUES	$1,664	$4,097	$3,295	$8,206
COST OF REVENUES	1,205	2,563	2,428	5,019
GROSS PROFIT	459	1,534	867	3,187
RESEARCH AND DEVELOPMENT EXPENSES - net	3,611	3,375	7,351	6,801
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,003	3,964	8,051	8,240
OPERATING LOSS	(7,155)	(5,805)	(14,535)	(11,854)
FINANCIAL INCOME (EXPENSES ) - net	(501)	555	(531)	290
GAIN FROM EARLY EXTINGUISHMENT OF NOTES	-	-	-	2,985
EXPENSES FROM DEVALUATION OF CONVERSION FEATURE EMBEDDED IN CONVERTIBLE NOTES	(91)	(8)	(408)	(816)
OTHER INCOME	-	-	1,624	-
NET LOSS	$(7,747)	$(5,258)	$(13,850)	$(9,395)
LOSS PER SHARE (“EPS”):
Basic	$(0.40)	$(0.32)	$(0.77)	$(0.57)
Diluted	$(0.40)	$(0.32)	$(0.77)	$(0.57)
WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	19,354	16,438	17,976	16,426
Diluted	19,354	16,438	17,976	16,426

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(Unaudited)

	Share capital and additional
	paid in capital				Accumulated
	Number of shares			Accumulated	other Comprehensive	Treasury	Total shareholders'
	(in thousands)	Amount	Warrants	deficit	loss	shares	equity
BALANCE AT JANUARY 1, 2010	16,568	$343,418	-,-	$(319,714)	$(596)	$(5,644)	$17,464
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2010:
Net loss				(13,850)			(13,850)
Unrealized gains on available-for-sale marketable securities, net					494		494
T o t a l comprehensive loss							(13,356)

Issuance of share capital	2,810	8,269	1,558				9,827
Exercise of options granted to employees	141	35					35
Compensation related to employee stock option grants		882					882
BALANCE AT JUNE 30, 2010	19,519	$352,604	$1,558	$(333,564)	$(102)	$(5,644)	$14,852

The accompanying notes are an an integral part of these interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(13,850)	$(9,395)
Adjustments to reconcile net loss for the period to net cash used in operating activities:
Depreciation and amortization:
Property and equipment	370	377
Deferred issuance costs	69	80
Accrued interest, premium amortization and currency differences on marketable securities	1,084	822
Increase (decrease) in accrued severance pay	37	(372)
Compensation related to employee stock option grants, net	882	802
Revaluation (devaluation) of conversion feature embedded in convertible notes	883	414
Adjustments in the value of convertible notes	(905)	(454)
Gain from early extinguishment of convertible subordinated notes	-,-	(2,985)
Gain from the sale of long term investments	(1,624)	-,-
Increase in other long-term liabilities	10	10
Changes in operating assets and liabilities:
Increase in trade receivables and other current assets	(3,176)	(705)
Decrease in trade payables, accrued expenses and other payables	(99)	(1,945)
Decrease in deferred income	(55)	(443)
Decrease (increase) in inventories	(669)	1,146
Net cash used in operating activities	(17,043)	(12,648)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(489)	(75)
Change in funds in respect of accrued severance pay, net	73	513
Proceeds from the sale of long term investment	2,772	-,-
Bank deposits, net	4,000	(2,000)
Proceeds from marketable securities held to maturity	3,396	18,710
Proceeds from marketable securities available for sale	1,060	90
Purchase of marketable securities held to maturity	-,-	(6,163)
Purchase of marketable securities available for sale	(7,812)	-,-
Net cash provided by investing activities	3,000	11,075
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options granted to employees	35	34
Issuance of share capital net of $795,000 issuance costs	9,827	-,-
Early extinguishment of convertible subordinated notes	-,-	(2,985)
Net cash provided by (used in) financing activities	9,862	(2,951)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,181)	(4,524)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	8,109	15,245
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$3,928	$10,721
SUPPLEMENTARY DISCLOSURE OF CASH FLOW
INFORMATION – CASH PAID DURING THE ERIOD FOR:
Interest paid	$960	$856
Advances paid to income tax authorities	$69	$76

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – Basis of presentation:

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and on the same basis as the annual consolidated financial statements. In the opinion of management, the financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the consolidated financial position and results of operations of Orckit Communications Ltd. (“Orckit" or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the Securities and Exchange Commission. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Certain transactions:

a.     Issuance of share capital

Orckit entered into subscription agreements with investors for the sale of 2,810,000 units (of which 175,000 were from founders) at a price of $3.78 per unit, each consisting of one ordinary share, a primary warrant to purchase 0.25 ordinary shares at an exercise price of $5.66 per share, and a contingent warrant to purchase 0.25 ordinary shares at an exercise price of $11.32 per share. Such exercise prices are subject to appropriate adjustment in the event of share dividends and distributions, share splits, share combinations, reclassifications or similar events affecting the Company’s ordinary shares. Orckit has a right to force exercise of the unexercised primary warrants if the price per share of its ordinary shares exceeds $11.32, in any 20 trading days within a period of 30 consecutive trading days following the one year anniversary of the warrant issuance date. If Orckit elects to require the exercise of the unexercised primary warrants, the contingent warrants will become exercisable. The primary and, if issued, the contingent warrants, may be exercised until April 1, 2015. The gross proceeds of the offering were approximately $10.6 million (of which $661,000 were from founders) and net proceeds, after deducting the Placement Agent's fee and estimated offering expenses payable by the Company, were  approximately $9.8 million. The offering closed on April 1, 2010.

b.	Agreement with Yorkville Advisors

On August 3, 2010, Orckit entered into a Standby Equity Purchase Agreement with YA Global Master SPV Ltd., (“YA Global”), a fund managed by US based Yorkville Advisors. The agreement provides that, upon the terms and conditions set forth in the agreement, YA Global is committed, upon Orckit’s request, to purchase up to $10 million of its ordinary shares in tranches over a commitment period of up to three years.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – Certain transactions (continued):

Investments will be made such that YA Global and its affiliates will not hold more than 4.99% of our ordinary shares at any point in time during the period of the agreement.  Shares would be issued pursuant the agreement under Orckit’s existing effective shelf registration statement.

        c.     Sale of long term investment

In January 2010, Orckit sold shares representing a minority interest in another company for approximately $2.8 million. This investment was recorded at a cost of approximately $1.1 million.

  NOTE 3 – Inventories:

Inventories consist of raw materials and supplies and finished products and are valued at the lower of cost or market. The composition of the Company’s inventories was as follows:

	December 31,	June 30,
	2009	2010
	U.S. dollars In thousands
Raw materials	$542	$882
Finished goods	2,160	2,489
	$2,702	$3,371

  NOTE 4 - Employee Share Option Plan:

The Company grants two types of awards, (a) non-performance options, which are options with a vesting period, but no additional performance criteria, and (b) performance goals options, which are contingent upon meeting specified performance goals. Certain performance goals options are, in addition to their performance goals, subject to a vesting period which commences upon meeting the performance goals.

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - Employee Share Option Plan (continued):

                Non performance options:

The following assumptions were made in the computation of the fair value of each option award using the Black-Scholes option-pricing model.

Six months ended June 30, 2010
Expected dividend yield	0%
Expected volatility	70%
Risk-free interest rate	1.4%
Expected life - in years	3.3

A summary of option activity for non-performance options (options with a vesting period, but no additional performance criteria)  under the Plan as of June 30, 2010 , and changes during the six month period then ended are presented below:

Options	Number of options

Outstanding at January 1, 2010	4,033,650
Granted	747,500
Exercised	(141,435)
Forfeited or expired	(235,954)
Outstanding at June 30, 2010	4,403,762
Exercisable at June 30, 2010	2,680,360

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - Employee Share Option Plan (continued):

                Performance based options:

A summary of performance based option activity under the Plan as of  June 30, 2010 , and changes during the six month period then ended are presented below:

Options	Number of options

Outstanding at January 1, 2010	1,133,858
Forfeited or expired	(16,250)
Outstanding at June 30, 2010	1,117,608
Exercisable at June 30, 2010	279,170

NOTE 5- Marketable securities:

Marketable securities consist of:

	December 31,	June 30,
	2009	2010
	U.S. dollars In thousands
Classified as “held to maturity”	$23,416	$19,381
Classified as “available for sale”	10,670	17,471
	$34,086	$36,852

Financial items carried at fair value as of December 31, 2009 and June 30, 2010 are classified in the tables below in one of the three categories established in the applicable accounting  principles:

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5- Marketable securities (continued):

	Fair Value Measurements at Reporting Date U.S. dollars In thousands
	Level 1	Level 2	Level 3	Total
December 31, 2009
Assets:
Available for sale securities	$10,450	$220		$10,670

Derivatives – presented net of convertible notes among long-term liabilities			$28	$28

June 30, 2010
Assets:
Available for sale securities	$17,303	$168		$17,471
Liabilities:
Derivatives – presented net of convertible notes among long-term liabilities			$1	$1

NOTE 6- Segment information and revenues from principal customers:

1) Following is a summary of revenues by geographic area. The Company sells its products mainly to telecommunications carriers. Revenues are attributed to geographic areas based on the location of the end users as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
	U.S. dollars in thousands
Japan	$972	$1,660	$1,818	$4,318
Germany	214	92	438	315
Korea	61	742	121	1,902
United States	39	1,574	71	1,574
Other	378	29	847	97
	$1,664	$4,097	$3,295	$8,206

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6- Segment information and revenues from principal customers (continued):

2)	Revenues from principal customers - revenues from a single customer that exceed 10% of total revenues in the relevant year:

	Three months ended		Six months ended
	June 30,		June 30,
	2010	2009	2010	2009
	U.S. dollars in thousands
Customer A	$939	$1,574	1,765	4,223
Customer B	214	92	438	315
Customer C	61	742	121	1,902
Customer D	39	1,574	71	1,574

NOTE 7 – Recently adopted and issued accounting pronouncements:

a. Recently adopted accounting pronouncements:

In June 2009, the FASB updated accounting guidance relating to variable interest entities. As applicable to the Company, this guidance is effective commencing January 1, 2010. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

b. Recently issued accounting pronouncements:

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The Company is currently evaluating the impact that adoption would have on its consolidated financial statements.

In April 2010, the FASB issued an amendment to the accounting and disclosure for revenue recognition—milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The Company is currently evaluating the impact that adoption would have on its consolidated financial statements.

In May 2009, the FASB issued new guidance on subsequent events. This guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this standard sets forth the period after the balance sheet date during which

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – Recently adopted and issued accounting pronouncements(continued):

management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The guidance requires disclosure of the date through which an entity has evaluated subsequent events and the basis for the date. The company has evaluated events through September 20, 2010.

NOTE 8 – Contingencies:

As described in the Company’s audited finanacial statements for the year ended December 31, 2009, the Company has contingent liability due to royalty commitments to the Government of Israel on proceeds from sales of products whose research and development was funded, in part, by Government grants. This liability increased in the six months ended June 30, 2010 by approximately $1.1 million, amounting to approximately $13.6 million on June 30, 2010.  The Company also has contingent liability due to lease commitments under several operating lease agreements with respect to its offices which have not materially changed from December 31,2009.